Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

December 18, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 18, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Vast Renewables Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,